Anthony F. Geraci* Christina L. Geraci Nema Daghbandan Kevin S. Kim Paul J. Sievers Dennis R. Baranowski Amy E. Martinez Melissa C. Martorella Alexa P. Stephenson Bryan P. Redington	90 Discovery Irvine, California 92618 www.geracilawfirm.com

Aruna Hatti**

Alexandra Anast

Larissa Branes

Mustafa Kadri

Kyle Niewoehner

Tae K. Kim

Bibin Mannattuparampil***

* Admitted in Arizona &New Jersey

**Admitted in New York &

Washington D.C. Only

***Admitted in Florida Only

Via EDGAR and OVERNIGHT MAIL

Mr. Jonathan Burr and Ms. Pamela Long

Division of Corporate Finance - Office of Real Estate & Commodities

100 F Street, N.E.

Washington D.C. 20549

April 6, 2020

Re:	CIRCLE OF WEALTH FUND III LLC

Offering Statement on Form 1-A

Post-Qualification Amendment No. 1

FILE NO. 024-10948

Dear Mr. Burr and Ms. Long:

This letter is submitted on behalf of CIRCLE OF WEALTH FUND III LLC (the “Company”) in response to comments from the staff of the Division of Corporate Finance (the “Staff”) of the Securities & Exchange Commission (the “Commission”) in a letter dated March 30, 2020 (the “Comment Letter”) with respect to the Company’s Offering Statement on Form 1-A, Post-Qualification Amendment No. 1 (File No. 024-10948) submitted for review pursuant to Regulation A under the Securities Act of 1933, as amended. The submission is in connection with the Offering Statement submitted to the Commission on March 27, 2020, relating to the Company’s offering of up to $50,000,000 in membership interests, as well as, the rescission offering to the existing members (collectively, the “Offering Statement”). The responses provided are based upon information provided to Geraci Law Firm by the Company. The Company is concurrently filing the Offering Statement (the “Amended Submission”), which includes amendments and revisions in response to the Staff’s comments as well as additional revisions and amendments.

For your convenience, the Staff’s numbered comments set forth in the Comment Letter have been reproduced in italics herein with responses immediately following each comment. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Offering Statement, and page references in the responses refer to the Amended Submission. Defined terms used herein but not otherwise defined have the meanings given to them in the Amended Submission.

Re: Response Letter

March 27, 2020

Comment No. 1

1. We note your response to comment 1 and that you continue to disclose that the email will include an outline of the offer. Please revise your disclosure to state that the email about the rescission offer will include a hyperlink to the offering circular.

Response to Comment No. 1

In response to the Staff’s comment, the Company has revised the offering circular to include as follows (bold for emphasis):

“The email will include the FORM OF RESCISSION OFFER ELECTION, an outline of the offer, and the details specific to that member. We will also include a hyperlink to the offering circular in that email. The Company requests that the Member complete such form and return it to the Company via email addresses provided in that form, or alternatively, deliver to the Company address located at 704 East Front Street, 2nd Floor, Coeur D’Alene, Idaho 83814.”

Please see page 10 of the Offering Circular.

Best Regards,

/s/ Kevin S. Kim

Kevin S. Kim, Esq.
Partner
Corporate & Securities Division
Geraci Law Firm.